

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 13, 2020

Gareth Sheridan
Chief Executive Officer
NutriBand Inc.
121 South Orange Ave., Suite 1500
Orlando, Florida 32801

> **Re: NutriBand Inc.**
> **Registration Statement on Form S-1**
> **Filed April 16, 2020**
> **File No. 333-237724**

Dear Mr. Sheridan:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

Cover Page

1. With reference to your risk factor disclosure on page 8, please revise the prospectus cover page and the Summary section to highlight that you have suspended your product development operations due to lack of cash and financing.

Our Business, page 1

2. We note your disclosure that the initial term of your agreement with Best Choice was extended until April 30, 2020 and that as of the date of your disclosure, the minimum purchases for the current contract year had not been met, and the agreement is renewable only if certain minimum purchases are met. Please update your disclosure to indicate the current status of the agreement with Best Choice.

The Offering, page 6

3. Please revise this section to include the shares underlying the warrants that may be sold by the selling stockholders.

Employment Agreements, page 46

4. Please file the employment agreements with Messrs. Sheridan, Melnik and Gallagher and Dr. Patrick as exhibits to your registration statement.

Signatures, page II-8

5. Please revise to include a signed signature block for the registrant. Please also revise your signature page to provide the signatures of the officers and directors as required by Form S-1. We note that you have indicated that some of those signatures have been signed by the attorney-in-fact but no power of attorney has been included in your registration statement at this time. Please include these signatures within the body of the registration statement. To the extent you use a power of attorney for future signatures, the power of attorney should be included in your registration statement.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Gary Newberry at (202) 551-3761 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tim Buchmiller at (202) 551-3635 or Joseph McCann at (202) 551-6262 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Michael Paige, Esq.